

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2020

Brent Kelton
Chief Executive Officer
AMERI Holdings, Inc.
4080 McGinnis Ferry Rd, Suite 1306
Alpharetta, Georgia 30005

> **Re: AMERI Holdings, Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed August 12, 2020**
> **File No. 001-38286**

Dear Mr. Kelton:

We reviewed your amendment no. 1 to Form 10-K for the Fiscal Year Ended December 31, 2019 to respond to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2020 letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to the Financial Statements
Note 2 Summary of Significant Accounting Policies
Basis of Presentation, page F-7

1. Please refer to prior comment three. Your disclosure that certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") have been omitted is not appropriate. Please confirm to us and revise future filings to clarify that your annual financial statements include all material information and note disclosures required by US GAAP.

You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing